

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS SECOND QUARTER 2012 RESULTS

CALGARY, August 9, 2012 – Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the second quarter ended June 30, 2012. The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

Q2 2012 in Review

Summary of Results:

- Cash flow was $5.4 million or $0.20 per diluted share
- Operating loss was $17.7 million or $0.67 per diluted share
- Net loss was $47.0 million or $1.78 per diluted share
- Capital expenditures were $3.8 million, before acquisitions and divestitures

Highlights:

- Average daily production of 12,678 boe/d
- Completed maintenance turnarounds at the MPP sweet plant and McLeod River facilities ahead of schedule
- Negotiated the sale of non-core assets for gross proceeds of $17.0 million for use in credit facility repayment. The transaction closed subsequent to the quarter
- Subsequent to the quarter, announced the take-over bid offer by MFC Industrial Ltd. ("MFC"), as described in the 'Take-Over Bid' section
- Negotiated an extension to the cure period for the credit facility shortfall through to the anticipated closing of the MFC take-over bid offer

Financial Review

(000s, except per share amounts)	Three Months Ended June 30				Six Months Ended June 30			
		2012		2011		**2012**		2011
Revenue	$	**25,289**	$	34,684	$	**50,262**	$	70,333
Cash flow [(1) (3)]	$	**5,409**	$	7,144	$	**9,163**	$	14,770
Per share - basic	$	**0.20**	$	5.42	$	**0.35**	$	11.21
- diluted	$	**0.20**	$	2.24	$	**0.35**	$	4.63
Operating earnings (loss) [(1) (3)]	$	**(17,710)**	$	(5,650)	$	**(36,454)**	$	1,082
Net loss	$	**(47,021)**	$	(7,677)	$	**(91,285)**	$	(4,217)
Per share - basic	$	**(1.78)**	$	5.82	$	**(3.46)**	$	(3.20)
- diluted	$	**(1.78)**	$	5.82	$	**(3.46)**	$	(3.20)
Capital expenditures before acquisitions and divestments[(2)]	$	**3,773**	$	8,494	$	**11,278**	$	15,368

As at		June 30, 2012		Dec. 31, 2011
Total Facility & MPP financing	$	**154,411**	$	143,977
Total equity	$	**231,196**	$	321,835
Shares outstanding ('000s)		**26,359**		26,359

(1)   Cash flow and operating loss are non-GAAP measures and are addressed in detail in the 'Advisories' section

(2)   Capital investment is before asset acquisitions and divestitures

(3)   Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Revenue decreased during the second quarter of 2012 compared to 2011 as a result of lower realized natural gas prices. Cash flow decreased by 24% for the same reasons but was also partially offset by an increase in liquids production volumes and decreases in interest costs. Compton reported an increase in net loss for the second quarter of 2012 of $47.0 million versus $7.7 million in 2011 largely due to an impairment expense in 2012 of $32.1 million related to the value of development and production assets, which were impacted by low natural gas prices. Operating loss was $17.7 million in the second quarter of 2012 as compared to $5.7 million in 2011 as a result of low natural gas prices.

Operations Review

	Three Months Ended June 30			Six Months Ended June 30		
			%			%
	2012	2011	Change	**2012**	2011	Change
Average daily production						
Natural gas (MMcf/d)	**62**	65	(5%)	**62**	69	(10%)
Liquids (bbls/d)	**2,285**	1,947	17%	**2,234**	2,199	2%
Total (boe/d)	**12,678**	12,748	(1%)	**12,623**	13,622	(7%)
Realized prices						
Natural gas ($/mcf)	$ **2.03**	$ 4.11	(51%)	$ **2.23**	$ 4.05	(45%)
Liquids ($/bbl)	$ **78.85**	$ 82.66	(5%)	$ **80.31**	$ 77.69	3%
Total ($/boe)	$ **24.19**	$ 34.05	(29%)	$ **25.18**	$ 32.94	(23%)

Field netback [1][2] ($/boe)	$	7.82	$	18.94	(58%)	$	8.75	$	17.93	(51%)

(1)   Field netback is a non-GAAP measures and is addressed in detail in the MD&A
(2)   Prior periods have been revised to conform to current period presentation

Production for the second quarter of 2012 declined slightly from 2011 largely due to the strong performance of base volumes. For the first six months of 2012, production was 7% lower than in 2011 primarily due to limited new production additions and natural declines.

Capital investment, before acquisitions, divestments and corporate expenses decreased in the second quarter and for the first six months of 2012 compared to 2011 due to reduced drilling activities as a result of limited cash flow. During the second quarter, Compton successfully completed two plant maintenance turnaround operations, one for the MPP sweet plant #2 and the second at the McLeod River facility. The turnarounds were completed ahead of schedule and under budget, minimizing the downtime required for maintenance. The reduced downtime combined with initiatives focused on strengthening base volumes resulted in strong production volumes quarter over quarter.

Subsequent to the quarter, Compton closed the disposition of its non-core Bigoray assets, located near the Niton area in Central Alberta, as well as approximately 5,600 gross acres of Cardium Formation mineral rights at Niton. Gross proceeds from the transaction were $17.0 million, and represent approximately 450 boe/d of production on an average combined basis over the past three months and net proved and net proved plus probable reserves of 1.7 MMboe and 2.1 MMboe, respectively, at December 31, 2011.

During this period of low natural gas prices, Compton will manage its capital expenditure program within current cash flow in accordance with Management's prudent financial approach. The program remains flexible should commodity price levels increase or additional funds become available.

Outlook

The current outlook for natural gas in North America remains weak throughout the remainder of 2012 and constrains the Corporation's ability to generate cash flow for reinvestment. As a result, Management is focused on those areas of its asset base that provide the highest economic return and on maximizing the return of currently producing assets. For the balance of 2012, Compton will continue to limit activity to operate within existing cash flow given the forecast for the natural gas market and financial constraints of the Corporation, including its requirement to repay $30.0 million on its credit facility. Despite a limited 2012 capital expenditure program, Compton's production performance continues to meet expectations and the annual guidance targets remain unchanged from previous forecasts.

As discussed in the 'Take-Over Bid' section, MFC has agreed to offer to acquire all of the issued and outstanding shares of the Corporation for $1.25 in cash per Common Share. Compton's board of directors (the "Board") unanimously recommends to shareholders that they accept the MFC Offer and tender their Common Shares thereunder as it's their determination that the MFC Offer is in the best interests of Compton and its shareholders. The Board took into account numerous factors in reaching the recommendation that Shareholders accept the MFC Offer and tender their Common Shares, including:

- The MFC Offer is the result of an active, extensive and public process to assess Compton's strategic alternatives and represents the most attractive and best alternative available to shareholders

- The MFC Offer provides immediate value and liquidity to shareholders

- A number of Compton's largest shareholders, who collectively hold approximately 54% of the issued and outstanding Common Shares, have entered into lock-up agreements with MFC under which those shareholders have agreed to tender their Common Shares to the MFC Offer

- Compton faces significant financial constraints, including an outstanding borrowing base shortfall under its credit facility, which substantially challenges Compton's continuing status as a going concern. Compton will be forced to seek creditor protection in the event the MFC Offer is not completed

- The Board of Directors has preserved the ability to respond to unsolicited Superior Proposals

- The MFC Offer contains a 66.67% Minimum Deposit Condition that cannot be lowered to less than 50% of the outstanding Common Shares plus one (including any Common Shares acquired by MFC or its affiliates as permitted under applicable law or issued or issuable to MFC or its affiliates pursuant to the Special Warrants)

The MFC Offer will be open for acceptance until 5:00 p.m., Vancouver Time, on August 16, 2012, unless extended or withdrawn by MFC. The MFC Offer is expected to close by early September 2012.

Additional Information

Compton has filed its audited Consolidated Financial Statements for the three months ended June 30, 2012 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of financial and operational results as of June 30, 2012, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.